As filed with the Securities and Exchange Commission on October 30, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               Capital Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14052H100
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                                 (CUSIP Number)

                            Michael L. Zuppone, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 318-6906
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 7, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 2 of 9 Pages
----------------------                                    ----------------------

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       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Rodney F. Dammeyer

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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |X|

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       SEC USE ONLY
3

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       SOURCE OF FUNDS
4
             OO

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       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               United States of America

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              209,711
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          209,711

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             209,711
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           1.1%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           IN

--------------------------------------------------------------------------------

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CUSIP No. 14052H100                                          Page 3 of 9 Pages
----------------------                                    ----------------------



Item 1.    Security and Issuer.
           -------------------

        The title of the class of equity securities to which this statement relates is Class A Common Stock, par value $0.01 per share ("Class A Common Stock") of Capital Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive office of the Issuer is located at 410 Park Avenue, 14th Floor, New York, New York 10022.

Item 2.    Identity and Background.
           -----------------------

        This Schedule 13D is filed by Mr. Rodney F. Dammeyer (the "Reporting Person") pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

        The Reporting Person:

           (a) Name: Rodney F. Dammeyer

           (b) Address: 100 East Huron Street, Apt. 4303, Chicago, IL 60611

           (c) Occupation: Self-employed

           (d) The Reporting Person is a United States citizen.

        The Reporting Person, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        Upon consummation of the Separation Transaction (as defined below), DRD Family Partnership LP, an Illinois limited partnership ("Dammeyer-CT") acquired direct beneficial ownership of 209,711 shares of Class A Common Stock that were previously directly beneficially owned by VFC (as defined below), a number of shares equal to the number of shares in which the Reporting Person held a pecuniary interest prior to such transaction. Dammeyer-CT acquired its shares of Class A Common Stock as a capital contribution to such partnership made by VFC in consideration of VFC's partnership interest in such partnership. Such partnership interest was subsequently distributed and assigned to the Reporting Person and Diane N. Dammeyer ("Ms. Dammeyer") (the sole current general partners admitted into Dammeyer-CT) in connection with the redemption of such current partners' limited liability company interests then held in VFC as described in
Item 5.

        Subsequent to the Separation Transaction, the 209,711 shares of Class A Common Stock held by Dammeyer-CT were transferred to the Reporting Person.

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 4 of 9 Pages
----------------------                                    ----------------------



Item 4.    Purpose of Transaction.
           ----------------------

        On March 8, 2000, the Issuer entered into a strategic relationship with Citigroup Investments Inc., a Delaware corporation ("CIG"), pursuant to which, among other things, their respective affiliates would co-sponsor, commit to invest capital in and manage high yield commercial real estate mezzanine investment opportunity funds ("Mezzanine Funds").

        The strategic relationship is governed by a venture agreement, dated as of March 8, 2000, as amended, (the "Venture Agreement"), amongst Travelers Limited Real Estate Mezzanine Investments I, LLC, a Delaware limited liability company ("Limited REMI I"), Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("General REMI II"), Travelers Limited Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("Limited REMI II" and together with Limited REMI I and General REMI II, the "CIG Parties"), CT-F1, LLC, a Delaware limited liability company ("CT-F1"), CT-F2-GP, LLC, a Delaware limited liability company ("CT-F2-GP"), CT-F2-LP, LLC, a Delaware limited liability company ("CT-F2-LP"), CT Investment Management Co., LLC, a Delaware limited liability company ("CTIMCO" and together with CT-F1, CT-F2-GP and CT-F2-LP, the "CT Parties") and the Issuer. The CIG Parties are affiliates of CIG and the CT Parties are wholly owned subsidiaries of the Issuer.

        Pursuant to the Venture Agreement, the Issuer has agreed as soon as possible to take, and submit to stockholders for approval, the steps necessary for it to be taxed as a real estate investment trust ("REIT Tax Matters") on terms mutually satisfactory to the Issuer and the CIG Parties subject to changes in law, acts of God or force majeure, or good faith inability to meet the requisite qualifications.

        In connection with the Venture Agreement, the Reporting Person, Ms. Dammeyer and Dammeyer-CT entered into a stockholder approval agreement with General REMI II (the "Stockholder Approval Agreement"). Pursuant to the agreement, each person signatory thereto, including the Reporting Person, agreed, subject to certain limitations contained therein in the case of any signatory who is an officer or director of the Issuer, to vote its shares of Class A Common Stock in favor of, among other things, any REIT Tax Matter submitted for stockholder approval. A copy of the Stockholder Approval Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

        On March 8, 2000, pursuant to the Venture Agreement, the Issuer issued a stock purchase warrant to purchase 4,250,000 shares of Class A Common Stock which was ultimately transferred to Limited REMI I (the "Limited REMI I Warrant"). In addition, on April 9, 2001, May 29, 2001 and August 7, 2001, pursuant to the Venture Agreement, the Issuer issued stock purchase warrants to purchase, in the aggregate, 4,278,467 shares of Class A Common Stock which were ultimately transferred to General REMI II (the "General REMI II Warrants" and, together with the Limited REMI I Warrant, the "Warrants"). The Warrants were issued in connection with the organization and capitalization of CT Mezzanine Partners I LLC and CT Mezzanine Partners II LP, the first two Mezzanine Funds sponsored pursuant to the Venture Agreement.

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CUSIP No. 14052H100                                          Page 5 of 9 Pages
----------------------                                    ----------------------



        The Reporting Person intends to hold the shares of Class A Common Stock reported herein for investment purposes, but reserves the right to consider various alternatives for his investment in the Issuer including pursuing or advancing:

        (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
        (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer 's business or corporate structure; (g) any changes in the Issuer 's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

        Except as described in this Item 4, the Reporting Person has not formulated any plans or proposals which relate to or would result in any of the foregoing actions. The Reporting Person's determination with respect to the foregoing actions will depend upon various factors, including, but not limited to, the Reporting Person's evaluation of the Issuer and its prospects, general market and economic conditions (including conditions affecting the capital market and real estate market in general), other opportunities available to the Reporting Person and other factors the Reporting Person may deem relevant to his investment decision.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

        (a) and (b) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Person as of the date of filing of this Schedule 13D is based upon 18,727,731 shares of Class A Common Stock issued and outstanding as reported in the Issuer's report on Form 10-Q for the fiscal year ended on June 30, 2001, as filed on August 13, 2001.

        The Reporting Person directly beneficially owns and has the sole direct power to vote and dispose of 209,711 shares of Class A Common Stock.

        (c)Dammeyer-CT acquired its shares of Class A Common Stock in December 1999 in a series of coordinated transactions (the "Separation Transaction") pursuant to which beneficial ownership of an aggregate of 1,467,979 of the 9,320,531 shares Class A Common Stock previously directly beneficially owned by Veqtor Finance Company, L.L.C. ("VFC") was transferred to partnerships (the "Other Partnerships") controlled by the former limited partners of Capital Trust Investors Limited Partnership, an Illinois limited partnership and then a managing

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 6 of 9 Pages
----------------------                                    ----------------------



member of VFC ("CTILP"). The Other Partnerships include: Dammeyer-CT; Callahan-CT General Partnership, an Illinois general partnership ("Callahan-CT"); Crocker-CT General Partnership, an Illinois general partnership ("Crocker-CT"); GRG Investment Partnership LP, a Delaware limited partnership ("Garrabrant-CT"); and Rosenberg-CT General Partnership, an Illinois general partnership ("Rosenberg-CT"). Beneficial ownership of an aggregate of 4,660,264 shares of the 9,320,531 shares of Class A Common Stock previously directly beneficially owned by VFC prior to the Separation Transaction was transferred to CMH Investment Partnership LP, a Delaware limited partnership ("Hatkoff LP") and JRK Investment Partnership LP, a Delaware limited partnership ("Klopp LP"). Each of the Other Partnerships, Hatkoff LP and Klopp LP acquired direct beneficial ownership of such number of shares of Class A Common Stock equal to the number of shares in which the persons currently controlling such partnerships held an indirect pecuniary interest prior to the Separation Transaction. VFC retained direct beneficial ownership of 3,192,888 shares of Class A Common Stock which represents the number of shares in which the persons controlling VFC after the Separation Transaction held an indirect pecuniary interest prior to the Separation Transaction.

        The Separation Transaction was effected as follows. On December 2, 1999, CTILP was dissolved whereupon the former partners thereof were distributed their pro rata share of the common member interests in VFC owned by CTILP. Thereafter, on December 6, 1999, the former CTILP partners (or their further assignees) were admitted as members of VFC. After the foregoing dissolution and admission transactions, the members of VFC included Crocker-CT, V2 Holdings LLC, a Delaware limited liability company ("V2"), Zell General Partnership, Inc., an Illinois corporation ("Zell GP"), two affiliates of Zell GP and the persons currently controlling the Other Partnerships.

        Thereafter, on December 6, 1999, VFC and Craig M. Hatkoff ("Hatkoff") formed Hatkoff LP and VFC and John R. Klopp ("Klopp") formed Klopp LP. In connection with such formation transactions, VFC contributed 2,330,132 shares of Class A Common Stock as a capital contribution to each of Hatkoff LP and Klopp LP in consideration of VFC's partnership interest in each such partnership. On December 7, 1999, VFC redeemed the limited liability company interests in VFC held by Hatkoff, a trust established by Hatkoff for the benefit of Hatkoff's family, Klopp and a trust established by Klopp for the benefit of Klopp's family (inasmuch as such persons had succeeded to the limited liability company interests in VFC held by V2 and had been admitted as members of VFC on December 6, 1999 following the earlier dissolution of V2) in exchange for, in the case of Hatkoff and his family trust, a distribution of VFC's entire interest in the previously formed Hatkoff LP (to which a number of shares equal to Hatkoff's indirect pecuniary interest prior to the Separation Transaction had been transferred in connection with the foregoing contribution transactions), and in the case of Klopp and his family trust, a distribution of VFC's interest in the previously formed Klopp LP (to which a number of shares equal to Klopp's indirect pecuniary interest prior to the Separation Transaction had been transferred in connection with the foregoing contribution transactions).

        Thereafter, on December 8, 1999, VFC separately formed the Other Partnerships with the former limited partners of CTILP. In connection with such formation transactions, VFC contributed 209,711, 209,711, 209,711 419,423 and 419,423 shares of Class A Common Stock

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 7 of 9 Pages
----------------------                                    ----------------------



as a capital contribution to Crocker-CT, Callahan-CT, Dammeyer-CT, Garrabrant-CT and Rosenberg-CT, respectively, in consideration of VFC's partnership interest in each such partnership. Thereafter, on December 9, 1999, VFC redeemed the limited liability company interests in VFC held by the former limited partners of CTILP and their transferees, as applicable (inasmuch as such persons had succeeded to the limited liability company interests in VFC held by CTILP and had been admitted as members of VFC on December 6, 1999 following the earlier dissolution of CTILP), in exchange for a distribution of VFC's entire interest in each of their respective Other Partnerships (to which a number of shares equal to their indirect pecuniary interest prior to the Separation Transaction had been transferred in connection with the foregoing contribution transactions).

        Upon consummation of the Separation Transaction by means of the foregoing transactions, Hatkoff LP, Klopp LP, VFC, Crocker-CT, Callahan-CT, Dammeyer-CT, Garrabrant-CT and Rosenberg-CT acquired (or, in the case of VFC, retained) direct beneficial ownership of such number of shares of Class A Common Stock as is set forth opposite its name or identity below:



       -------------------------------------------------------------
       Person                              Shares
       -------------------------------------------------------------

       -------------------------------------------------------------
       Hatkoff LP                           2,330,132
       -------------------------------------------------------------
       Klopp LP                             2,330,132
       -------------------------------------------------------------
       VFC                                  3,192,288
       -------------------------------------------------------------
       Crocker-CT                             209,711
       -------------------------------------------------------------
       Callahan-CT                            209,711
       -------------------------------------------------------------
       Dammeyer-CT                            209,711
       -------------------------------------------------------------
       Garrabrant-CT                          419,423
       -------------------------------------------------------------
       Rosenberg-CT                           419,423
       -------------------------------------------------------------


        As described in Item 4, the Reporting Person, Ms. Dammeyer, Dammeyer-CT and General REMI II have entered into a Stockholder Approval Agreement governing the voting of Class A Common Stock held by the Reporting Person. General REMI II and certain of its affiliates, including Limited REMI I, controlling or under common control with General REMI II reported aggregate beneficial ownership of 8,528,467 shares of Class A Common Stock issuable upon the exercise of the currently exercisable Warrants. Such shares represent 31.3% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3(d)(1)). The Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by General REMI II and its affiliates. General REMI II and its affiliates have disclaimed beneficial ownership of any shares of Class A Common Stock held by the Reporting Person.

        On December 15, 2000, the shares of Class A Common Stock previously held by Dammeyer-CT were transferred to the Reporting Person and he became the holder of record thereof.

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 8 of 9 Pages
----------------------                                    ----------------------



        To the best of knowledge of the Reporting Person, except as described in Items 3, 4 and 5, the Reporting Person has not effected any transactions in the Class A Common Stock during the period which commenced sixty days prior to the date of the event which triggered the filing of this Schedule 13D and ends on the date of the filing of this Schedule 13D.

        (d)No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.

        (e)Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
           ---------------------------------------------------------------------

        Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Person, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.    Materials to be Filed as Exhibits.
           ---------------------------------

        ------------------------------------------------------------------------
        Exhibit No.         Description
        ------------------------------------------------------------------------
        1.                  Stockholder Approval Agreement, dated as of March 8,
                            2000, among Travelers General Real Estate Mezzanine
                            Investments II, LLC, Rod F. Dammeyer, Diane N.
                            Dammeyer and DRD Family Partnership LP (filed as
                            Exhibit Q to the Schedule 13D jointly filed by
                            Citigroup Inc. and other reporting persons
                            identified therein on August 17, 2001 and is
                            incorporated herein by reference).
        ------------------------------------------------------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     /s/ Rodney F. Dammeyer
                                     --------------------------------
                                     RODNEY F. DAMMEYER